UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549-1004





                         FORM U-9C-3


             QUARTERLY REPORT PURSUANT TO RULE 58


         For the quarterly period ended June 30, 1997





                     Northeast Utilities
             ------------------------------------
             (Name of registered holding company)





               Selden Street, Berlin, CT. 06037
           ----------------------------------------
           (Address of principal executive offices)





Name and telephone number of officer to whom inquiries concerning this report should be directed:

John J. Roman, Vice President and Controller
Telephone number: 860-665-5000





                           GENERAL INSTRUCTIONS

A. Use of Form

         1. A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company. The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

         2. The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

         3. Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

         4. Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B. Statements of Monetary Amounts and Deficits

         1. Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

         2. Deficits and other similar entries shall be indicated by either brackets or parentheses. An explanation should be provided by footnote.

C. Formal Requirements

         This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation
         S-T(17 CFR 232.10 et seq.). A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company. Each report shall provide the name and telephone number of the person to whom inquiries concerning the report should be directed.

D. Definitions

         As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b). All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations thereunder.






ITEM 1 - ORGANIZATION CHART

---------------------------------------------------------------------------
Instructions
------------
1. Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2. Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof. Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation"(*)" for each inactive company.

3. Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4. Provide a narrative description of each reporting company's activities during the reporting period.
---------------------------------------------------------------------------


Name of Reporting Company - Select Energy, Inc.
                            100% owned by Northeast Utilities

Energy or gas-related company - Energy-related company

Date of organization -  September 26, 1996

State of Organization - Connecticut

Percentage of Voting Securities Held - 100% by Northeast Utilities

Nature of Business - Invest in energy-related activities

Activities during the reporting period -
Marketing of energy in the New Hampshire retail competition pilot program. Marketing activities related to request for proposals for energy service. Marketing activities in Phase 1 of Rhode Island open access.
Marketing of energy appliances.





ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

------------------------------------------------------------------------
Instruction
-----------
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.
------------------------------------------------------------------------

Company Issuing Security - None

Type of Security Issued - None

Principal Amount of Security - None

Issue or Renewal - None

Cost of Capital - None

Person to Whom Security was Issued - None

Collateral Given With Security - None

Consideration Received for Each Security - None

Company Contributing Capital - Northeast Utilities

Company Receiving Capital - Select Energy, Inc.

Amount of Capital Contribution - $50,000






ITEM 3 - ASSOCIATE TRANSACTIONS

-----------------------------------------------------------------------------
Instructions
------------
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting
   companies, respectively.
-----------------------------------------------------------------------------

Part I - Transactions performed by reporting companies on behalf of associate companies.



Reporting               Associate
Company                 Company      Types of
Rendering               Receiving    Services               Total Amount
Services                Services     Rendered                  Billed
----------------------- ------------ --------------         -------------
                                                             (Thousands
                                                             of Dollars)
NONE


Part II - Transactions performed by associate companies on behalf of reporting companies.


                                                            Total Amount
                                                               Billed*
Associate               Reporting
Company                 Company      Types of               Three months
Rendering               Receiving    Services                   ended
Services                Services     Rendered               June 30, 1997
----------------------- ------------ --------------         -------------
                                                             (Thousands
                                                             of Dollars)

Northeast Utilities     Select       Marketing services           $1,022
 Service Company        Energy, Inc. New product development         275
                                     Power sales agreement           274
                                     Customer billing
                                      system development             199
                                     Legal services                   11
                                     Miscellaneous                     9
                                                            -------------
                                             Total                $1,790
                                                            =============

Public Service Company  Select       Customer billing
 of New Hampshire       Energy, Inc.  system development             $25
                                     Marketing services                7
                                                            -------------
                                             Total                   $32
                                                            =============


* 'Total Amount Billed' is direct costs only.






ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
---------------------------------------
                                                (Thousand of Dollars)

Total consolidated capitalization as of 6/30/97 $6,186,897          line 1

Total capitalization multiplied by 15%
 (line 1 multiplied by .15)                        928,035          line 2

Greater of $50 million or line 2                            928,035 line 3

Total current aggregate investment:
 (categorized by major line of
 energy-related business):
 Select Energy, Inc.                                (3,110)
                                                -----------
  Total current aggregate investment                         (3,110)line 4
                                                           ---------

Difference between the greater of $50 million or 15% of
capitalization and the total aggregate investment of the
registered holding company system                          $931,145 line 5
                                                           =========


Investments in gas-related companies:
------------------------------------
                             NONE

Total current aggregate investment:
 (categorized by major line of
 gas-related business):
                                                     -
                                                -----------
   Total current aggregate investment                            $0
                                                           =========







ITEM 5 - OTHER INVESTMENTS

----------------------------------------------------------------
Instruction
-----------
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.
----------------------------------------------------------------

Major Line    Other         Other
of Energy-    Investment    Investment
Related       in Last       in This       Reason for Difference
Business      U-9C-3 Report U-9C-3 Report in Other Investment
------------- ------------- ------------- ----------------------


NONE







ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

------------------------------------------------------------------------
Instructions
------------
A. Financial Statements

1. Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest. For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2. For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto. Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3. If a reporting company and each of its subsidiaries engage exclusively in a single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4. Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B. Exhibits

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2. A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.
------------------------------------------------------------------------

A. Financial Statements

   Select Energy, Inc.:
     Balance Sheet - As of June 30, 1997
     Income Statement - Three months and six months ended June 30, 1997

   Northeast Utilities (PARENT):
     Balance Sheet - As of June 30, 1997
     Income Statement - Three months and six months ended June 30, 1997



B. Exhibits

Exhibit No. Description
----------- -----------
6.B.1.1 Northeast Utilities Service Company (NUSCO) Service Contract dated as of October 7, 1996 between NUSCO and NUSCO Energy Partners, Inc. *

6.B.1.2 Bulk Power Supply Service Agreement dated as of May 27, 1997, between Public Service Company of New Hampshire (PSNH) and PSNH Energy. **

6.B.1.3 Retail Competition Pilot Program Service Agreement dated as of June 12, 1996 between PSNH and PSNH Energy. **

-------------------
* NUSCO Energy Partners. has subsequently changed its name to Select Energy, Inc.

** Select Energy, Inc. subsequently purchased PSHN Energy's interest in these contracts.

2. No certificate is necessary since this is the first quarterly filing of the U-9C-3.




SELECT ENERGY, INC.
BALANCE SHEET
(Unaudited)




                                               June 30,
                                                 1997
                                             ------------
                                              (Thousands
                                             of Dollars)
ASSETS
------
Current Assets:
  Receivables, net                          $        113
  Taxes receivable                                 1,709
  Other                                               10
                                            -------------
                                                   1,832
                                            -------------

       Total Assets                         $      1,832
                                            =============


CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $1 par value. Authorized
   and outstanding 100 shares               $     -
  Capital surplus, paid in                            51
  Retained earnings                               (3,161)
                                            -------------
    Total capitalization                          (3,110)
                                            -------------

Current Liabilities:
  Accounts payable                                   589
  Accounts payable to affiliated companies         4,353
                                            -------------
                                                   4,942
                                            -------------


    Total Capitalization and Liabilities    $      1,832
                                            =============






Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.





SELECT ENERGY, INC.
INCOME STATEMENT
(Unaudited)




                                    Three Months    Six Months
                                       Ended           Ended
                                      June 30,       June 30,
                                        1997           1997
                                   -------------   ------------
                                      (Thousands of Dollars)
Operating Revenues                 $        369    $       914
                                   -------------   ------------
Operating Expenses:
  Operation
      Purchased power - energy              230            498
      Other                               1,582          4,448
  Maintenance                                 2              3
  Federal and state income taxes           (466)        (1,370)
  Taxes other than income taxes               3              4
                                   -------------   ------------
       Total operating expenses           1,351          3,583
                                   -------------   ------------
Operating Loss                             (982)        (2,669)


Other Deductions                            (19)           (79)
                                   -------------   ------------
Net Loss                           $     (1,001)   $    (2,748)
                                   =============   ============




Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.








NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                            June 30,
                                                              1997
                                                         -------------
                                                           (Thousands
                                                           of Dollars)

ASSETS
------
Other Property and Investments:
  Investments in subsidiary companies, at equity........ $  2,364,567
  Investments in transmission companies, at equity......       21,114
  Other, at cost........................................          409
                                                         -------------
                                                            2,386,090
                                                         -------------


Current Assets:
  Cash..................................................           10
  Notes receivable from affiliated companies............       29,400
  Notes and accounts receivable.........................          788
  Accounts receivable from affiliated companies.........        8,277
  Prepayments...........................................          587
                                                         -------------
                                                               39,062
                                                         -------------



Deferred Charges:
  Accumulated deferred income taxes.....................        4,808
  Unamortized debt expense..............................          288
  Other.................................................           58
                                                         -------------
                                                                5,154
                                                         -------------



      Total Assets...................................... $  2,430,306
                                                         =============



Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.







NORTHEAST UTILITIES (PARENT)

BALANCE SHEET
(Unaudited)
                                                           June 30,
                                                             1997
                                                        --------------
                                                          (Thousands
                                                          of Dollars)

CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common shares, $5.00 par value--Authorized
   225,000,000 shares; 136,742,106 shares issued and
   129,709,676 shares outstanding...................... $     683,711
  Capital surplus, paid in.............................       935,294
  Deferred benefit plan--employee stock
   ownership plan......................................      (162,776)
  Retained earnings....................................       753,452
                                                        --------------
    Total common shareholders' equity..................     2,209,681
  Long-term debt.......................................       188,000
                                                        --------------

         Total capitalization..........................     2,397,681
                                                        --------------

Current Liabilities:
  Accounts payable.....................................         2,276
  Long term debt--current portion......................        16,000
  Accrued interest.....................................         2,419
  Accrued taxes........................................        11,275
  Other................................................           172
                                                        --------------
                                                               32,142
                                                        --------------

Other Deferred Credits.................................           483
                                                        --------------

      Total Capitalization and Liabilities............. $   2,430,306
                                                        ==============





Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.






NORTHEAST UTILITIES (PARENT)

STATEMENT OF INCOME
    (Unaudited)


                                                       Three Months      Six Months
                                                          Ended            Ended
                                                         June 30,         June 30,
                                                           1997             1997
                                                      -------------    -------------
                                                       (Thousands       (Thousands
                                                       of Dollars)      of Dollars)
Operating Revenues..................................  $          0     $          0
                                                      -------------    -------------

Operating Expenses:
  Operation expense.................................         2,876            4,868
  Federal and state income taxes....................        (2,878)          (6,397)
  Taxes other than income taxes.....................             8               39
                                                      -------------    -------------
       Total operating expenses.....................             6           (1,490)
                                                      -------------    -------------

Operating (Loss) Income.............................            (6)           1,490
                                                      -------------    -------------

Other Income (Loss):
  Equity in earnings of subsidiaries................       (61,269)         (41,166)
  Equity in earnings of transmission companies......           747            1,504
  Other, net........................................           724            1,318
                                                      -------------    -------------
       Other loss, net..............................       (59,798)         (38,344)
                                                      -------------    -------------

       Loss before interest charges.................       (59,804)         (36,854)
                                                      -------------    -------------

Interest Charges:
  Interest on long-term debt........................         4,416            8,899
  Other interest....................................           219            1,181
                                                      -------------    -------------
        Interest charges............................         4,635           10,080
                                                      -------------    -------------

Loss for Common Shares..............................  $    (64,439)    $    (46,934)
                                                      =============    =============

Loss per Common Share...............................  $      (0.50)    $      (0.36)
                                                      =============    =============

Common Shares Outstanding (average)                    129,603,995      129,115,844
                                                      =============    =============

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of the results of operations for the period shown have been made.

See accompanying notes to financial statements.





                              NORTHEAST UTILITIES
                              SELECT ENERGY, INC.


                         NOTES TO FINANCIAL STATEMENTS


1.   Northeast Utilities

     Northeast Utilities (NU or the company) is the parent company of the Northeast Utilities system (the system). The system furnishes retail electric services in Connecticut, New Hampshire and western Massachusetts through four wholly-owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company, and Holyoke Water Power Company. A fifth wholly-owned subsidiary, North Atlantic Energy Corporation, sells all of its capacity to PSNH. In addition to its retail service, the system furnishes firm and other wholesale electric services to various municipalities and other utilities. The system serves about 30 percent of New England's electric needs and is one of the 20 largest electric utility systems in the country as measured by revenues.

     Several wholly-owned subsidiaries of NU provide support services for the system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing and other services to the system companies. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook nuclear generating facility.

     Northeast Nuclear Energy Company acts as agent for the system companies and other New England utilities in operating the Millstone nuclear generating facilities. Three other subsidiaries construct, acquire or lease some of the property and facilities used by the system companies.

     NU has four other subsidiaries, Charter Oak Energy, Inc. (COE), HEC, Inc.
     (HEC), Mode 1 Communications, Inc, (Mode 1), and Select Energy, Inc. (Select Energy), which engage in a variety of activities.

     Directly and through subsidiaries, COE develops and invests in cogeneration, small-power production and other forms of nonutility generation as permitted under the Public Utility Regulatory Policy Act, and in exempt wholesale generators and foreign utility companies as permitted under the Energy Policy Act of 1992. On March 26, 1997, the NU Board of Trustees directed management to offer COE for sale. COE's reserves and earnings historically have not been material to NU.

     HEC provides energy management services for the system's commercial, industrial and institutional electric customers and others. Mode 1 was formed in 1996 to develop and invest in telecommunications activities.

     In addition, NU has a 22.06 percent equity ownership interest, totaling $21.1 million in two companies that transmit electricity imported from the Hydro-Quebec system in Canada. The two companies own and operate transmission and terminal facilities, which have the capability of importing up to 2,000 MW from the Hydro-Quebec system.


2.   Select Energy, Inc.

     NU organized NUSCO Energy Partners, Inc. (NEP), in 1996. NEP acquired PSNH's interest in the New Hampshire retail electric competition pilot program in late 1996. During 1997, NEP changed its name to Select Energy. Select Energy is a vehicle for participation in other retail pilot competition programs and open-access retail electric markets in the Northeast and other areas of the country as appropriate. In addition, Select Energy is in the process of developing energy-related products and services in order to enhance its core electric service and customer relationships. Select Energy has taken steps to establish strategic alliances with other companies in various energy-related fields including fuel supply and management, power quality, energy efficiency, and load management services.

3.   Public Utility Regulation

     NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935, and it and its subsidiaries are subject to the provisions of the 1935 Act. Arrangements among the system companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC. The operating subsidiaries are subject to further regulation for rates, accounting, and other matters by the FERC and/or applicable state regulatory commissions.








                QUARTERLY REPORT OF NUSCO ENERGY PARTNERS, INC.

                            SIGNATURE CLAUSE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.








                  NORTHEAST UTILITIES
                  -----------------------------
                  (Registered Holding Company)




              By: /s/ John J. Roman
                  -----------------------------
                  (Signature of Signing Officer)




                  John J. Roman
                  -----------------------------

                  Vice President and Controller
                  -----------------------------

                  Date: August 28, 1997
                  -----------------------------







                                EXHIBIT 6.B.1.1

                      NORTHEAST UTILITIES SERVICE COMPANY
                                SERVICE CONTRACT

     AGREEMENT made and entered into as of the 7th day of October, 1996, by and between NORTHEAST UTILITIES SERVICE COMPANY (hereinafter referred to as Service Company) and NUSCO ENERGY PARTNERS, INC., (hereinafter referred to as Associate Company).

     WHEREAS, by order in File No. 37-65, the Securities and Exchange Commission(hereinafter referred to as SEC) approved and authorized, under the Public Utility Holding Company Act of 1935 (hereinafter referred to as the
Act), the organization and conduct of business of Service Company in accordance herewith,as a wholly owned subsidiary service company of Northeast Utilities (hereinafter referred to as Northeast); and

     WHEREAS, Service Company is willing to render services as provided herein to Northeast and its associated subsidiaries (hereinafter collectively referred to as the System) at cost, determined in accordance with applicable rules and regulations under the Act; and

     WHEREAS, economies, increased efficiencies and other benefits will result to the System from the performance by Service Company of services as herein provided:

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein, it is agreed as follows:


                   SECTION 1.  AGREEMENT TO FURNISH SERVICES.

     Service Company agrees to furnish to Associate Company and other System companies, upon the terms and conditions herein provided, the services hereinafter referred to in Section 2 hereof at such times and for such periods as may be required, and Service Company will, as and to the extent required to provide such services to the System, keep itself and its personnel available and competent to render such services to the System so long as it is authorized so to do by federal and state regulatory agencies having jurisdiction.

     For the purpose of providing services as herein provided, Service Company proposes to establish various departments, one or more of which will participate in providing particular services hereinafter described. Service Company reserves to itself the privilege, without amendment hereof or express prior agreement by Associate Company or other System companies, from time to time to establish new departments, to subdivide or otherwise reorganize any of the departments established by it, and to reallocate services among various departments.

     Service Company will also provide for Associate Company and other System companies as required such other services not referred to in Section 2 hereof as Service Company may conclude it may furnish with economies and increased efficiencies to the System or such other services as Associate Company or other System companies may require and Service Company is competent to perform.

     Services will also be furnished to other System companies under agreements similar in all respects hereto and may also be furnished, in Service Company's discretion, to others, provided that by so doing the cost of services to Associate Company or other System companies will not be increased.

     In supplying services hereunder, Service Company may arrange for services of such executives, financial advisers, accountants, attorneys, technical advisers, engineers and other persons as are required for or pertinent to the rendition of such services.

                     SECTION 2.  SERVICES TO BE PERFORMED.

     Subject to the provisions of Section 1 hereof, Service Company will provide to Associate Company and other System companies, the following services:

(A) GENERAL SYSTEM MANAGEMENT: Executive, administrative, managerial, coordinating and advisory services, particularly with respect to the formulation and effectuation of policies and programs affecting or relating to the System as a whole, including financial, accounting, and economic policies and programs, power supply, public and employee relations, regulation, contractual arrangements, administrative and other proceedings, industry-wide activities and like matters.

(B) OTHER FUNCTIONS AND ACTIVITIES: Studying, planning, advise, assistance, guidance, supervision, direction, administration, maintenance, handling, performance and operation, as may be required, in connection with the following functions and activities:

     (i) CORPORATE AND SECRETARIAL: Policies and practices relating to the performance of corporate secretarial functions and activities, including the preparation and maintenance of official corporate records, reports, minutes and correspondence in accordance with assigned responsibilities and duties.

     (ii) FINANCIAL PLANNING: Financial structures; financial programs to raise funds required or to effect savings through refinancing; relations with commercial banks and negotiation of short-term borrowings; relationships with investment bankers, analysts, analyst societies, securities holders, stock holders, stock exchanges and indenture trustees, transfer agents and registrars; general treasury, banking and financial matters.

     (iii) ACCOUNTING: General accounting, customer accounting and related records; depreciation, accounting procedures and practices to improve efficiency; internal auditing, relations with independent auditors and appearances before and requirements of regulatory bodies with respect to accounting matters; and financial and operating reports and other statistical matters and analyses thereof.


     (iv) TAXES: Consolidated and other income tax returns and other federal, state and municipal tax returns, and all matters related thereto, including relations with the Internal Revenue Service and other taxing authorities, the examination and processing of tax returns, assessments and claims, and developments in federal, state and municipal taxes.

     (v) INSURANCE: Insurance programs and matters, including pension and other employee benefit plans and programs; and relations with insurance brokers and agents.

     (vi) BUDGETS: Operating, construction and cash budgets, and similar studies or documents, including estimates and other information required therefor or related thereto.

     (vii)  DATA PROCESSING:  Computer and other data processing activities.

     (viii) BULK POWER SUPPLY: The bulk power supply system from sources of supply through to bulk substations, to achieve reliable service at minimum cost, including forecasts of electric loads; power supply arrangements among System companies; power supply relations with other utilities; forecasts of gas requirements and the procurement of gas supplies; design, engineering and scheduling of electric and gas production and transmission facilities; the design, engineering and scheduling of major and unusual distribution facilities; and System electric load dispatching operations and related matters.

     (ix) ENGINEERING RESEARCH AND STANDARDIZATION: Engineering activities in the fields of research, design, construction and standardization; technical specifications and standard designs for and procedures and methods of utilizing materials, equipment and associated services; technical support and engineering as required in all areas of the System's operations.

     (x) SYSTEM OPERATIONS: Electric and gas operations, including production, transmission and distribution of electricity and gas; the construction, operation and maintenance of electric and gas facilities; and in general all electric and gas construction, maintenance and operating activities.

     (xi) OTHER ADMINISTRATIVE SERVICES: Management-union and all other employee relation activities, including the definition of major organizational responsibilities and the translation of those responsibilities into effective organization structures; employee welfare and other programs and problems; business methods and procedures; and transportation activities and matters.

     (xii) PURCHASING AND STORES: The purchasing and handling of materials and supplies, fuel and equipment, including such activities as buying, traffic, expediting and stock control, and scrap and salvage sales; major and long-term purchase contracts pertaining to the foregoing; and contacts with market conditions and principal suppliers.

     (xiii) COMMERCIAL ACTIVITIES: Electric, gas and other sales; customer service facilities; rate matters and rate structures; and area development plans and activities.

     (xiv) MARKETING AND SALES ACTIVITIES: Marketing, sales and pricing strategies and plans; market research and support activities; technical services; new business and product development; trade ally and strategic alliance services; and marketing and sales training and support.

(C) Officers and other employees of Service Company will, on request of Associate Company, serve, without charge other than as herein provided, as officers or representatives of such Company.

              SECTION 3.  AGREEMENT TO TAKE AND PAY FOR SERVICES.

     Associate Company agrees to take from Service Company such of the services to be performed by Service Company as may be required and to pay to Service Company the cost of such services determined as herein provided. It is the intent of this Agreement that the payment for services rendered by the Service Company to the System shall cover all the costs of its doing business (less credits for services to others and any other miscellaneous income items), including reasonable compensation for necessary capital as permitted by Rule 91 of the SEC under the Act. The methods and procedure for determining the cost of services performed for Associate Company are set forth in Appendix A hereto.

     Bills will be rendered for each calendar month on or before the twentieth day of the succeeding month and will be payable on presentation and not later than the last day of that month. Monthly charges may be made in whole or in part for particular expenses on an estimated basis, subject to adjustment, so that all charges for services during a calendar year will be made on an actual basis.

              SECTION 4.  EFFECTIVE DATE; TERM; AND CANCELLATION.

     This Agreement shall become and be effective as of the date hereof and it shall continue in effect, unless sooner terminated as herein provided, for a period of one year. It may be renewed from time to time for similar one-year periods by mutual agreement. This Agreement shall also be subject to termination and shall terminate, without any action by either of the parties, to the extent and from the time that performance may conflict with the Act or with any rule, regulation or order of the SEC adopted before or after the making hereof.


     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, by their respective officers thereunto duly authorized, all as of the day and year first above written.


                         NORTHEAST UTILITIES SERVICE COMPANY

                              By:   /s/  Bernard M. Fox

                                         Its President



Attest:
      /s/ Mark A. Joyse

          Assistant Secretary


                         ASSOCIATE COMPANY

                              By:   /s/  Hugh C. MacKenzie

                                         Its President

Attest:

      /s/ Mark A. Joyse

          Assistant Secretary







                                   APPENDIX A


                      DESCRIPTION OF METHODS AND PROCEDURE
                        FOR ALLOCATING COST OF SERVICES



JOB OR WORK ORDERS FOR SERVICE


     There shall be job or work orders covering services to be performed for Associate Company or other System companies. These orders may be either general or specific. Services of a continuing nature, such as accounting, financial planning and dispatching, will be covered by general job or work orders; specific job or work orders will cover such things as issues of securities, special studies or construction projects. General orders, as well as specific orders, will specify the nature of the services to be performed thereunder in sufficient detail that charges therefor may be determined as herein provided and properly accounted for by the Associate Company under its prescribed Uniform System of Accounts.

CHARGES FOR SERVICES


General

     Charges for services rendered to Associate Company and other System companies will be made on the bases of benefits conferred and of actual cost (including reasonable compensation for necessary capital as permitted by Rule 91 of the SEC under the Act), fairly and equitably allocated.

Specific Services

     Charges for specific services performed will be made to the appropriate specific job or work order number assigned to accumulate the charges applicable to the particular activity. These charges will include both direct and indirect costs involved in providing the specific services.

General Services

     Charges for general services performed will be made to the appropriate general job or work order number assigned to accumulate the charges applicable to the particular activity. These charges will include both direct and indirect costs involved in providing the general services.

NATURE OF CHARGES AND METHOD OF ALLOCATION

Direct Charges

     Direct charges consist of those costs which can practicably be recorded separately and identified not only by job or work order number and department but also as to source, such as time reports for each employee, vehicle reports, invoices and other source documents. Time reports will be maintained for each employee, including officers, in such detail as may be appropriate for such employee and the nature of the services performed. Employees (other than stenographic, secretarial, clerical, and other workers engaged in rendering support services) will record on their time reports hours chargeable to the appropriate job or work order numbers and the nature of the work performed.

     Northeast will be charged with 25% of the costs chargeable to job or work orders for general services not of an operating or functional nature related primarily to the System subsidiary companies but primarily of benefit to and performed for Northeast and the System as a whole. The balance of the charges to such job or work orders will be allocated to among System subsidiary companies as provided hereafter under "Charges to System Companies -General Services."

Indirect Charges or Overhead Expenses

Indirect charges or overhead expenses consist of all costs of the Service Company, other than direct charges described above. These charges may be classified into the following two general categories:


1.   General Service Company Overheads - These charges include costs which cannot be identified as applicable to either a particular job or work order number or department and which must be allocated to the various Service Company departments on a fair and equitable basis. The following items are illustrative, and not all-inclusive, of the types of costs which may be so-allocated to the extent above provided: rents; office supplies and expenses; depreciation; building operation and maintenance; insurance; reasonable compensation for necessary capital; general services, such as stenographic, files, mail, etc., including salaries, employee benefits, and expenses of related employees; and other general overheads.

     These overhead costs will be allocated to each department on the basis of functional relationship, such as number of personnel, space occupied, use, etc.

2.   Departmental Overheads - These charges include costs which can be identified as applicable to a particular department but which cannot be directly associated with a particular job or work order number. These costs will consist of the following:

     (a) Wages and salaries of stenographic, secretarial, clerical and other workers in the department engaged in rendering support services.

     (b) Lost or nonproductive time for vacations, personal time off, sickness, holidays, etc., of all employees in department.

     (c) Payroll-related Federal and State taxes and group benefit plans for pension, life insurance, hospitalization and medical, etc., of all employees in department.

     (d) Miscellaneous supplies and expense.

     (e) General Service Company overheads allocated to the particular department as set forth in item 1 above.

     The indirect charges of a particular department, as outlined in this item 2, will be distributed to the active specific or general job or work orders for which work is being performed by that department on the same proportionate basis as the actual direct payroll charges of that department.

CHARGES TO OTHER THAN SYSTEM COMPANIES

     Services performed for other than System companies will be billed and paid for by them on an appropriate basis. All amounts so billed will be credited to the appropriate job or work orders before any charges are made therefrom to System companies.

CHARGES TO SYSTEM COMPANIES

Specific Services

     Charges for specific services recorded in the appropriate job or work order numbers, including overhead items, will be billed to the company or companies for whom the services are performed.

General Services

     Charges for general services recorded in the appropriate job or work order numbers, including overhead items, will be allocated among System subsidiary companies on one of the following bases determined on the basis of functional relationship to be the most fair and equitable:

1.   Revenues - The relation of each company's gross operating revenues

     (electric, gas or total, as may be appropriate) to the sum of the operating revenues of all System companies (electric, gas or total, as may be appropriate) for the preceding calendar year.

2.   Electric Peak Load - The relation of each company's annual electric peak load to the combined electric peak load of all System companies for the preceding calendar year.

3.   Peak Day Sendout - The relation of each company's gas peak day sendout to the combined gas peak day sendout of all System companies for the preceding calendar year.

4.   Customers Billed - The relation of each company's total customers billed to the combined total customers billed of all System companies for the preceding calendar year.

5.   Other - Such other basis or bases as experience may show will provide, on a functional relationship, a more fair and equitable allocation of particular charges than any of the foregoing.

DEPARTMENT COST CONTROLS

     Annual operating budgets, on a departmental basis, will be used and costs will be controlled independently for each department so as to maintain a periodic check on the balances, if any, over or underbilled to insure that services rendered are being billed at cost. Each department will be charged with all of its expenses, including overhead items allocated to it, and will be credited with amounts billed from the department for services rendered. The accounts of each department will be maintained so as to be substantially in balance at all times. Accordingly, semiannual reviews will be made of balances to determine to what extent the billings should be adjusted to reflect actual cost.

BILLING

     Bills will be provided Associate Company in sufficient detail so as to identify the services rendered and permit proper accounting distribution of the charges under the Associate Company's prescribed Uniform System of Accounts. Detail on the bill will include: (1) Department; (2) Function or type of service; (3) Nature of charges, whether direct or indirect (overhead); and (4) Source of charges, if direct.








                                EXHIBIT 6.B.1.2


                      BULK POWER SUPPLY SERVICE AGREEMENT


                    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE


                                      AND


                                PSNH ENERGY INC.



                      BULK POWER SUPPLY SERVICE AGREEMENT


This Bulk Power Supply Service Agreement ("Agreement") dated as of May 27, 1996, is between Public Service Company of New Hampshire and PSNH Energy Inc.

WHEREAS the New Hampshire Public Utilities Commission ("NHPUC"), as directed by NH RSA 374:26a, has established the Retail Competition Pilot Program ("Pilot"), to establish an experimental program to examine the implications of retail competition in the electric utility industry; and

WHEREAS, Public Service Company of New Hampshire ("PSNH" or "Seller") has been ordered by the NHPUC to establish a marketing affiliate, that will participate in the Pilot by selling directly to consumers participating in the Pilot; and

WHEREAS, PSNH has established this marketing affiliate as PSNH Energy Inc. ("PSNH Energy" or "Buyer"); and

WHEREAS, in order to secure the power supply required to serve consumers participating in the Pilot, PSNH Energy has entered into this Agreement with PSNH.

Now therefore, in consideration of the mutual obligations and understandings set forth herein, the Parties agree as follows:


I.   DEFINITIONS

     A. The term "Firm Requirements Service" shall mean the provision of capacity and associated energy to PSNH Energy to supply PSNH Energy's system requirements under this Agreement. Such capacity and associated energy is being made available at the busbar by PSNH from generating entitlements that PSNH uses to provide firm electric power service to its retail and wholesale requirements customers.

     B. The terms "Commission" or "FERC" shall mean the Federal Energy Regulatory Commission or such successor agency as may have jurisdiction over this Agreement.

     C. The term "Customer" shall mean a retail entity that is participating in the Pilot for which Buyer desires to purchase Firm Requirements Service under this Agreement.

     D. The term "Good Utility Practice" shall mean any of the practices, methods and acts that, in exercise of reasonable judgment in light of the facts known at the time, could have been expected to accomplish the desired result at a reasonable cost consistent with reliability, safety, environmental protection, expedition and the requirements of any governmental agencies having jurisdiction. Good Utility Practices are not intended to be limited to any particular set of optimum practices, methods, or acts to the exclusion of all others, but rather are intended to include a range of possible practices, methods, or acts consistent with the above stated criteria.

     E. The term "NEPEX" shall mean the New England Power Exchange, the NEPOOL operations center, that as directed by the NEPOOL Management Committee, centrally dispatches electric generating and transmission facilities controlled by the NEPOOL participants to achieve the reliability and economic objectives of NEPOOL.

     F. The term "NEPOOL" shall mean the New England Power Pool or such successor organization that the Parties may have membership in.

     G. The term "NEPOOL Agreement" shall mean the New England Power Pool Agreement, dated September 1, 1971, as amended from time to time.

     H. The term "Party" or "Parties" shall mean PSNH and/or PSNH Energy and its assigns.

     Whenever any capitalized term is used in this Agreement and is not otherwise defined, it shall have the meaning specified therefor in the NEPOOL Agreement in a manner not inconsistent with the provisions of this Agreement.


II.  TERM

     This Agreement shall be effective upon execution and subject to the required regulatory approvals as set forth in Section 10. This Agreement shall provide for services to be rendered by Seller to Buyer beginning at 0001 hours on the later of May 28, 1996 or the day the Pilot begins ("Commencement Date"), and ending at 2400 hours on the later of May 27, 1998 or two years from the Commencement Date ("Termination Date").


III. CHARACTER OF FIRM REQUIREMENTS SERVICE AND PURCHASE AMOUNT

     A.   Character of Service

          Firm Requirements Service provided hereunder shall be supplied in the form of three-phase, sixty-hertz alternating current, in accordance with Good Utility Practice.

          The provision of Firm Requirements Service to PSNH Energy hereunder will be of the same priority of service as PSNH provides its retail native load customers. Such service will be interrupted by PSNH only in the event of an emergency situation on its or NEPOOL's systems, such that voltage reduction is in place or imminent within NEPOOL and/or load curtailment is in place or imminent within NEPOOL and/or if other operating problems are in place or imminent on the NEPOOL system and are deemed by NEPEX to threaten the security of the systems based on Good Utility Practice. In the event of said interruption, such service will be restored as promptly as practicable in accordance with Good Utility Practice.

          Firm Requirements Service provided hereunder by PSNH to PSNH Energy shall be purchased by PSNH Energy to meet the electric load requirements of its Customers as a result of its participation in the Pilot.

          Seller shall deliver Firm Requirements Service sold hereunder to the Delivery Point(s) specified by Buyer. Buyer shall assume responsibility beyond the Delivery Point.


     B.   Amount of Requirements Service

          In order to determine the amount of Firm Requirements Service, Buyer shall provide, in writing, the following information to Seller at least five (5) days prior to the commencement of such service hereunder and monthly thereafter.

          (a) The commencement and termination dates associated with Firm Requirements Service to each Customer.

          (b)  All Delivery Points.

          (c) Any additional information reasonably required by Seller in order to economically meet the supply requirements of each Customer, including appropriate load profile or hourly metering access data pertaining to Customer(s) loads, loss level and consumption history.


IV.  CAPACITY AND ENERGY CHARGES

     For each month or portion thereof during the term of this Agreement, PSNH Energy shall make payment to PSNH in an amount equal to the sum of the monthly charges described below:


     A.   Capacity Charge for Firm Requirements Service

          PSNH will charge PSNH Energy each month for capacity on PSNH's system associated with Firm Requirements Service through its Capacity Charge Rate. This charge will be an amount equal to the product of: (a) the appropriate Capacity Charge Rate as listed below and (b) the amount of Firm Requirements Service taken by PSNH Energy during such month (expressed in kilowatts) determined by PSNH Energy's highest coinci-dent system peak load over said month for all PSNH Energy Customers served.


     Time Frame                                   Capacity Charge Rate

     Commencement Date - May 27, 1997             $ 2.23/kW-month
     May 28, 1997 - Termination Date              $ 3.14/kW-month


     B.   Energy Charge For Firm Requirements Service

          PSNH will charge PSNH Energy each month for energy associated with the Firm Requirements Service in an amount equal to the product of: (a) the applicable Energy Charge Rate shown below and (b) the total amount of energy delivered to PSNH Energy for the Applicable Hours during such month for Firm Requirements Service (expressed in kilowatt-hours).

                                      Energy
                                      Charge
     Description                      Rate        Applicable Hours

     Peak Energy Cost                 2.4c/kWh    0701-2300, Monday-Friday

     Weekend Energy Cost              2.1c/kWh    0701-2300, Saturday and Sunday

     Nighttime Energy Cost            1.8c/kWh    0001-0700, 2301-2400,
                                                  Monday-Sunday


V.   METERING

     Metering shall be in accordance with the requirements stated in NEPOOL Criteria, Rules and Standards No. 13, NEPEX Metering and Telemetering Criteria where applicable. The Pilot Guidelines specify the use of alternative metering arrangements in order to avoid the expense of hourly metering where such metering does not currently exist and NEPOOL has waived its Criteria, Rules and Standards to accommodate the Pilot by agreeing to accept load profiles as proxies for load by the participating New Hampshire utilities. Seller shall use load profiles where appropriate in lieu of actual hourly load data for Customers in accordance with NEPOOL rules.

     All meter readings shall be adjusted to reflect losses between the Delivery Point(s), as specified by Buyer, and Seller's system. Such adjustments shall be in accordance with NEPOOL procedures and the applicable transmission tariffs under which Firm Requirements service is provided to Buyer for resale to its Customers.


VI.  TAXES, FEES AND ASSESSMENTS

     It is expressly understood that if any governmental authority requires the payment of any fee or assessment not provided for elsewhere in this Agreement (including, but not limited to, fees and assessments required by the Commission pursuant to 18 CFR Part 381 and Order No. 472 issued by the Commission on May 27, 1987), or a sales tax, gross revenue tax, energy tax or any other form of tax made or imposed with respect to payments made to PSNH for services rendered under this Agreement, the obligation to make payment for such fee, assessment, or tax shall be borne by PSNH Energy in proportion to the services rendered under this Agreement. Within twenty-five (25) days of the rendering of a bill for such tax, fee, or assessment, PSNH Energy shall pay to PSNH any such amount not previously billed to PSNH Energy, together with any applicable interest on any deficiency assessment made by the governmental authority, together with any further tax on such payment. Having made such payment, PSNH Energy shall not be subject to any additional general or specific allocation of such charges or taxes paid by PSNH. PSNH shall be required to make a Section 205 filing with the FERC prior to charging PSNH Energy for recovery of any such costs and PSNH Energy shall retain all rights to challenge such filing.

     If PSNH Energy or PSNH contest any tax, and thereafter such tax is determined by an appropriate governmental or judicial authority to have been imposed illegally, or is settled at less than the amount initially imposed, PSNH Energy shall receive a refund of its share of any such excess taxes paid by it.


VII. BILLING AND PAYMENT

     Buyer shall pay to Seller all charges billed by the Seller pursuant to this Agreement. Bills shall be rendered as soon as practicable after the end of each calendar month. Bills will incorporate such information as may be reasonably necessary to determine the payments due for such month.

     Pending the availability of actual data, billings hereunder shall be based upon estimates, made by Seller, subject to true-up when actual data are known.

     Each bill shall be subject to adjustment for any errors in arithmetic, computation, estimating or otherwise. Any such billing adjustments shall be made as promptly as practicable, but in no event later than six (6) months after the Due Date, as defined below.

     All payments shown to be due on such bill, subject to subsequent adjust-ments as heretofore provided, shall be due and payable not later than the Due Date, defined as twenty (20) days after date of invoice (the period of 20 days after date of invoice is intended to allow 5 days for invoice delivery and 15 days after receipt of invoice for payment). Any amount remaining unpaid after such Due Date shall bear interest from the Due Date to the date of payment at the prevailing prime rate at the main office of Seller's primary lending institution.

     Seller may make adjustments to an initial bill within six (6) months after the date of the bill in order to reflect differences in charges resulting from its receipt of more current data on billing determinants. Buyer may dispute such adjustment in accordance with this Section. Buyer shall also make additional adjustments to bills after said six (6) month period to the extent such adjustments are required based upon final resolution of any claim, action, or proceeding formally initiated by or noticed to Seller within the time period stated in section. Such additional adjustments will be made within thirty (30) days of the date of a final resolution of any such claim, action, or proceeding.

     If Buyer, in good faith, disputes the amount of any bill, it shall itemize the basis for its dispute in a written notice to Seller given on or before the Due Date. Notwithstanding the above, Buyer is obligated to pay all billed amounts by the Due Date. Upon final resolution of the dispute, if refunds are due to Buyer, Seller shall make such refunds, together with interest from the date said disputed amounts were paid to the Seller.

     If payments for service rendered under this Agreement are not made in accordance with the provisions of this Section, Seller shall notify Buyer in writing of such default. Buyer shall have thirty (30) days from the date of such written notice to cure said default by paying the full amount due. If, at the end of the thirty (30) day period, payment has not been made, Seller shall have the right to take such actions as may be permissible under the Federal Power Act and the regulations of the Commission and suspend service and/or to file with the Commission a notice of cancellation of the Agreement pursuant to Section 35.15 of the Commission's regulations. In addition to the remedies provided by this Agreement, Seller shall have the right to take such other actions as may be permissible by law.


VIII.AUDITS OF ACCOUNTS AND RECORDS

     Within one (1) year following a calendar year, Seller and Buyer shall have the right to audit each other's accounts and records at the offices where such accounts and records are maintained during normal business hours; provided that appropriate notice shall have been given prior to any audit and provided that the audit shall be limited to those portions of such accounts and records that relate to this Agreement for said calendar year. The costs of the audit shall be borne by the party requesting the audit.


IX.  AMENDMENTS AND RATE CHANGES

     Nothing contained in this Agreement shall be construed as affecting, in any way, any of Seller's rights unilaterally to make filings with the FERC for a change in rates, charges, classification, terms and/or conditions of service under this Agreement (including the schedules to this Agreement) or any rule or regulation related thereto, under Section 205 or any other applicable provisions of the Federal Power Act (or any successor statute) and pursuant to the Commission's rules and regulations promulgated under any of the above.


     APPLICABLE LAWS, REGULATIONS, AND ORDERS OF GOVERNMENTAL AUTHORITIES

     This Agreement is made subject to present or future local, state, or federal laws and to present or future regulations or orders properly issued by local, state, or federal authorities having jurisdiction. All rights and obligations of the parties pursuant to this Agreement are subject to the condition that any requisite approvals by said governmental authorities shall have been secured and that all other requisite governmental and regulatory approvals of the execution, delivery, and the performance of this Agreement shall have been secured. Each party agrees to use reasonable efforts to secure all such approvals, grants, and permits as promptly as reasonably practicable and to maintain such approvals, grants and permits to the extent necessary to the performance of their respective rights and obligations under this Agreement.

     This Agreement shall be interpreted and enforced in accordance with the Federal Power Act and the rules and regulations of the Commission there-under.


     RESOLUTION OF DISPUTES

     Any dispute between the Seller and Buyer involving service under this Agreement (excluding applications for rate changes or other changes to this Agreement, which shall be presented directly to FERC) shall be referred to a senior representative of Seller designated by Seller and a senior representative of the affected Buyer designated by the affected Buyer for resolution on an informal basis as promptly as practicable. In the event the designated senior representatives are unable to resolve the dispute within thirty (30) days, or such other period as the parties may jointly agree upon, such dispute may be submitted to arbitration and resolved in accordance with the arbitration procedure set forth herein if Seller and the Buyer jointly agree. If they do not agree, such dispute shall be presented promptly to FERC, but in no event more than sixty (60) days after rejecting arbitration.

     The arbitration shall be conducted before a single neutral arbitrator appointed by the parties. If the parties fail to agree upon a single arbitrator within ten (10) days of the referral of the dispute to arbitra-tion, Seller and the Buyer shall each choose one arbitrator, who shall sit on a three-member arbitration panel. The two arbitrators so chosen shall within twenty (20) days select a third arbitrator to act as chairman of the arbitration panel. In either case, the arbitrators shall be knowledgeable in electric utility matters, including electricity transmission and bulk power issues, and shall not have any current or past substantial business or financial relationships with any party to the arbitration. The arbitrator(s) shall afford each of the parties an opportunity to be heard and, except as otherwise provided herein, shall generally conduct the arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. There shall be no formal discovery conducted in connection with the arbitration, however, the parties shall exchange witness lists and copies of any exhibits that they intend to utilize in their direct presentations at any hearing before the arbitrator(s) at least ten (10) days prior to such hearing, along with any other information or documents specifically requested by the arbitrator(s) prior to the hearing. Unless otherwise agreed, the arbitrator(s) shall render a decision within ninety (90) days of his, her, or their appointment and shall notify the parties in writing of such decision and the reasons therefor, and shall make an award apportioning the payment of the costs and expenses of arbitration among the parties, provided, however, that each party shall bear the costs and expenses of its own attorneys, expert witnesses and consultants. The arbitrator(s) shall be authorized only to interpret and apply the provisions of this Agreement and shall have no power to modify or change any of the above in any manner. The decision of the arbitrator(s) shall be final and binding upon the parties, and judgment on the award may be entered in any court having jurisdiction. The decision of the arbitrator(s) may be appealed solely on the grounds that the conduct of the arbitrator(s), or the decision itself, violated the standards set forth in the Federal Arbitration Act and/or the Administrative Dispute Resolution Act.


X.   AFTER TERMINATION OR CANCELLATION

     The applicable provisions of this Agreement and any Service Agreement entered into under this Agreement shall continue in effect after termi-nation or cancellation thereof to the extent necessary to provide for final billing, billing adjustments and payments.


XI.  LIMITATIONS ON LIABILITY AND INDEMNIFICATION

     Each party will endeavor to furnish reliable electric service under this Agreement, but it does not guarantee that service will not be curtailed or interrupted for reasons beyond its control and such party, its trustees, affiliated companies, directors, officers, employees, managers, board members, and agents shall not be liable for any claim arising from or claimed to have arisen from any interruption or reduction of service under this Agreement due to: (a) Force Majeure, (b) any cause that such party could not reasonably have foreseen and made provision against using good utility practice, (c) any operating decisions, which, in such party's or NEPEX's reasonable judgment, are necessary to protect generation or transmission facilities, or (d) necessary or routine maintenance, repairs, replacements, or installations of equipment, or the investigation and inspection of such equipment.

     Except for claims arising from disruptions in service which are provided for in the above paragraph, each party (the indemnifying party) agrees to indemnify and hold the other party and its affiliated companies, trustees, directors, officers, employees, managers, board members, and agents harmless from and against any and all claims, damages, costs (including attorneys' fees), fines, penalties, liabilities, actions or proceedings in tort, contract, or otherwise, resulting from claims of third parties arising or claimed to have arisen, from the acts or omissions of such indemnifying party, in connection with this Agreement.

     The parties hereby waive and release each other, as well as each party's affiliated companies, trustees, directors, board members, officers, managers, employees and agents, from any liability, claim or action arising from damage to property of the parties due to the performance of the parties hereunder, except where such damage is the result of gross negligence or willful misconduct.


XII. FORCE MAJEURE

     As used in this Agreement, "Force Majeure" means any cause beyond the reasonable control of, and without the fault or negligence of, the party claiming Force Majeure. It shall include, without limitation, sabotage, strikes or other labor difficulties, soil conditions, riots or civil disturbance, acts of God, act of public enemy, drought, earthquake, flood, explosion, fire, lightning, landslide, or similarly cataclysmic occurrence, or appropriation or diversion of electricity by sale or order of any governmental authority having jurisdiction thereof. Economic hardship of either party shall not constitute a Force Majeure under this Agreement.

     If either party is rendered wholly or partly unable to perform its obli-gations thereunder because of Force Majeure as defined above, that party shall be excused from whatever performance is affected by the Force Majeure to the extent so affected, provided that:

     A. The nonperforming party promptly, but in no case longer than five working days after the occurrence of the Force Majeure, gives the other party written notice describing the particulars of the occurrence.

     B. The suspension of performance shall be of no greater scope and of no longer duration than is reasonably required by the Force Majeure.

     C. The nonperforming party uses Due Diligence to remedy its inability to perform.


XIII.ASSIGNMENTS

     This Agreement shall be binding upon and shall inure to the benefit of, and may be performed by, the successor and assigns of the parties; provided, however, that no assignment, pledge, or other transfer of this Agreement by either party shall operate to release the assignor, pledgor, or transferor from any of its obligations under the Agreement unless: (i) the other party to the Agreement consents, in writing, to such assignment, pledge, or other transfer and expressly releases the assignor, pledgor, or transferor from any of its obligations hereunder; (2) the assignment, pledge, or other transfer is to another corporation in the same holding company system as the assignor, pledgor, or transferor upon the express assumption by the assignee, pledgee, or transferee of the obligations of the assignor, pledgor, or transferor; provided that such assignee, pledgee, or transferee is as financially viable as the assignor, pledgor, or transferor; or
     (3) such transfer is incident to a merger or consolidation with, or transfer of all, or substantially all, of the assets of the transferor to another person, business entity, or political subdivision or public corporation created under the laws of the transferor which shall as part of such succession, assume all of the obligations of the assignor, pledgor, or transferor under the Agreement.

     Notwithstanding the preceding subsection or any other provision contained in this Agreement, neither party shall have the right to assign, pledge or otherwise transfer its rights under the Agreement to any other entity without the permission of the other party, which permission shall not be unreasonably withheld.

     In the event that any party assigns, pledges, or otherwise transfers its interest under the Agreement pursuant to this section, the other party shall be held harmless from any administrative costs incident to preparation or filing of such assignment, pledge, or transfer.


XIV. MISCELLANEOUS

     A. Each party to this Agreement shall prepare, execute and deliver to the other party any documents reasonably required to implement any provision of this Agreement.

     B. Any number of counterparts of this Agreement may be executed and each shall have the same force and effect as the original.

     C. Failure of any party to this Agreement to enforce any provision thereof, or to require performance of the other party of any of the provisions thereof, shall not be construed as a waiver of such provisions or affect the validity of such agreement or any part thereof, or the right of either party to thereafter enforce each and every provision.

     D. The headings of the sections and subsections set out in this Agreement are intended for convenience of reference only and shall not be deemed to be controlling.

     E. Notices by Seller or the Buyer shall be in writing, mailed or delivered to the respective address set forth below.


               NUSCO: Vice President, Wholesale Marketing Northeast Utilities Service Company 107 Selden Street
                                   Berlin, CT 06037

               PSNH Energy:        President,
                                   PSNH Energy, Inc.
                                   1000 Elm Street
                                   P.O. Box 330
                                   Manchester, NH  03101


      IN WITNESS WHEREOF, PSNH and PSNH Energy have caused this Agreement to be signed by their respective duly authorized representatives as of the date first above written.

                             PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

                             By: /s/ Frank P. Sabatino




                             PSNH ENERGY, INC.


                             By: /s/ John T. Muro







                                EXHIBIT 6.B.1.3

  Public Service Company of New Hampshire
  Retail Competition Pilot Program Service Agreement


  PSNH Energy
  Competitive Power Supplier Name

  1000 Elm Street, P. O. Box 330
  Street

  Manchester              NH      03105-0330
  City                    State   Zip Code

  William P. McKinnon    (603)634-3222
  Contact Name           Telephone




  Billing Address:

            Same

  Customer Name

  Street

  City                   State    Zip Code

  Attention




  Check the services desired:   X Customer Service (Billing,
                                     Credit/Collections, Service-related
                                     telephone calls)
                                X Inbound Power Supply Customer Calls
                                X Special Metering
                                X Special Reporting


TERMS AND CONDITIONS OF SALE

1. These Terms and Conditions of Sale apply to the purchase of various services by the competitive power supplier ("Supplier") named above from PSNH during the New Hampshire Retail Competition Pilot Program. The services, along with their price and any special terms and conditions, are described in more detail on the next page.

2. DURATION OF SERVICES. The services are to be provided for the duration of the Pilot Program, commencing on initiation of PILOT, 1996, or until otherwise agreed.

3. DISCLAIMER OF WARRANTY. All services are provided "As-Is". No warranty of any kind, either express or implied, shall be provided. PSNH DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, AND ANY WARRANTIES ARISING FROM COURSE OF TRADE OR DEALING.

4. PAYMENT. Services shall be billed monthly and payment due within 30 days following the invoice date. To the extent practicable, if PSNH performs billing services for Supplier, PSNH may withhold payment for services under this Contract from collected revenues otherwise due to Supplier. No sales taxes are included in the offered prices. The Supplier shall be responsible for the payment of any required sales or similar taxes imposed by any state.


5. LIMITATION OF LIABILITY. Neither PSNH, its agents, suppliers, nor its or their employees shall be liable to Supplier in contract, tort (including negligence and strict liability) or otherwise for loss of use of equipment or facilities, lost profits or revenues, expenses involving cost of capital, cost of repair or cleanup, additional costs involved in construction or operation of facilities, claims of any customer of Supplier, or any special, incidental, indirect, or consequential loss or damage whatsoever. Supplier waives and shall require its insurers to waive all claims against PSNH, its agents, suppliers, and its and their employees whether arising out of contract, tort (including negligence and strict liability), or otherwise for any personal injury (including death) or damage to or loss of property, no matter how caused and regardless of fault. In any event, the total cumulative liability of PSNH, its agents, suppliers, and its and their employees whether arising out of contract, tort (including negligence and strict liability), or otherwise, in connection with service sold pursuant to this Contract, shall be limited to the lesser of the price paid by Supplier or $10,000.

6. INDEMNIFICATION. Supplier agrees to indemnify, defend, and hold PSNH harmless from and against all liability arising from PSNH's performance hereunder, or Supplier's performance or non-performance of its agreements with its customers, except to the extent such liability arises from PSNH's breach of this Contract or its negligence in performing services hereunder.

7. APPLICABLE LAW. This Contract shall be interpreted in all respects under the laws of the State of New Hampshire, and all litigation concerning this Contract shall be brought in a court of competent jurisdiction in the State of New Hampshire. Performance of services hereunder shall be subject to the orders and regulations of the New Hampshire Public Utilities Commission as applicable.

8. FORCE MAJEURE. Neither party shall be liable to the other as a result of delays in or failures of performance to the extent such delay or failure is caused by occurrences beyond their reasonable control. Supplier acknowledges and agrees that PSNH may delay the performance of services for Supplier hereunder to the extent PSNH resources, in PSNH's sole discretion, are insufficient to support the performance of such services' in order to allow PSNH to meet its public utility obligations, and that PSNH shall have no obligation to add personnel or equipment in order to perform the services.

9. COMPLETE AGREEMENT. This Contract shall constitute the complete agreement between the parties. All prior communications, whether oral or written, shall be superseded by this Contract and shall not bind the parties. No change to this Contract shall be binding upon the parties unless made in writing and signed by both parties.


SUPPLIER                    PSNH
By /s/ William P. McKinnon   By /s/ Gary A. Long
Its Manager                 Its VP - Customer Service &
                                     Economic Development
Date:  6/12/96

Special Terms and Conditions

Customer Service Support
PSNH will provide Supplier with billing, credit/collections, and customer service telephone call support during the term of the Pilot Program. These services will be performed in substantially the same manner that PSNH performs these functions for its own customers pursuant to its customer service policies.

For customers within PSNH's service territory, billing support means reading the customer's electric meter on a billing cycle basis and incorporating Supplier's charges on PSNH customer bills. For customers outside the PSNH service territory, billing support means obtaining metering data from the customer's host utility and preparing and mailing a bill showing the customer's electricity usage each month. PSNH will not provide billing services that require more complexity than a monthly charge, a demand charge, and a per-kilowatthour charge. Billing services will go into effect not less than 30 days from the effective date of this agreement. At PSNH option, billing services may begin in less than 30 days.

Credit/collections support means collecting and processing payments from customers and remitting the energy portion of such payments net of the credit/collections charge (as defined below) to Supplier in accordance with the terms of this agreement. Collection activities will be performed in accordance with Chapter PUC1200 Uniform Administration of Utility Customer Relations. Payments to Supplier are subject to refund to PSNH to the extent PSNH is not, after reasonable efforts, able to collect amounts due from Supplier's customers. Supplier agrees that in the event a payment is received from a customer that has an outstanding balance with PSNH, such payment will be applied to reduce or eliminate such outstanding balance before being applied to pay for energy supplied by Supplier. All payments from customers by check must be payable to PSNH, or another entity, at PSNH option.

Supplier agrees that it will provide PSNH, on a monthly schedule to be established by PSNH, with data by customer sufficient to allow PSNH to include amounts owing to Supplier on the PSNH bill. PSNH will aggregate the amounts billed to Supplier's customers each month and remit such amounts to Supplier by check or wire transfer, at Supplier's option, on the twentieth day of the following month, net of all fees due to PSNH from Supplier under this Contract for services during such month. Payments to Supplier are subject to refund in the event the customer does not pay PSNH. With the monthly check or wire transfer verification, PSNH will provide Supplier a written report showing in reasonable detail all energy charges and all PSNH charges to Supplier.

Customer service telephone support means responding to customer inquiries about electricity service and bills. PSNH will provide customer service telephone support over telephone lines provided by Supplier at Supplier's expense, or over PSNH's own customer services telephone lines, at Supplier's option and expense.

Inbound Power Supply Customer Calls
Inbound power supply customer call support means providing Supplier, over dedicated telephone numbers to be provided by Supplier at Supplier's expense, with reasonable telephone customer support services related to incoming calls regarding Supplier's offering in the Pilot. As part of this service, PSNH will not compare different Pilot suppliers or their offerings, and reserves the right to reject requests from Supplier for telephone support that PSNH deems objectionable.

Special Metering Support
Special metering means goods and services required to accommodate a Supplier's special pricing programs for customer supply during the Pilot. All special metering will be provided pursuant to terms and conditions to be negotiated.

Special Reporting Support
Special reporting means any custom reports desired by Supplier. Supplier will pay development costs as well as the costs of preparing each report including data analysis. PSNH reserves the right to refuse to produce a report so long as the same decision applies to all competitive power suppliers in the Pilot.

PRICES

These prices have been determined based on PSNH's best estimate of the cost of performing similar services for its own customers. PSNH reserves the right to adjust these prices from time to time, on 30 days' prior written notice to Supplier, to reflect changes in these estimates.

$0.90 per customer per month for billing services

$0.002 per dollar billed for credit/collections services

$3.95 per telephone call from Supplier's customer if the call deals exclusively with Supplier electricity supply issues

$2.00 per telephone call from Supplier's customer if the call deals in part with Supplier electricity supply issues

In addition, the following will be billed at PSNH's "cost":
   - where billing customers outside of PSNH's service territory, the costs of obtaining meter readings and other billing information from the customers' host utility, plus postage and paper costs
   - the costs of special metering
   - the costs of special reporting

"Cost", as used above, includes PSNH's actual cost plus overheads.